SE

18001534

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-68674

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intrepid Investment Bankers LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11755 Wilshire Boulevard, Suite 2200
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eduard Bagdasarian (310) 478-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holthouse, Carlin & Van Trigt
(Name – *if individual, state last, first, middle name*)

11444 W. Olympic Blvd, 11th Floor	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EVG.

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OATH OR AFFIRMATION

I, Eduard Bagdasarian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intrepid Investment Bankers LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

See Attached Acknowledgement

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL- PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }

County of Los Angeles }

On February 27, 2018 before me, Adam M . Deragisch, Notary Public,
(Here insert name and title of the officer)

personally appeared Eduard Bagdasarian,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

ADAM M. DERAGISCH
Commission No. 2061439
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires APRIL 12, 2018
NCC1

Notary Public Signature (Notary Public Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages _____ Document Date_________

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer
  ______________ (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other ______________

INSTRUCTIONS FOR COMPLETING THIS FORM

This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he~~/she/~~they~~, is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document with a staple.

INTREPID INVESTMENT BANKERS LLC

(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2017

INTREPID INVESTMENT BANKERS LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
DECEMBER 31, 2017

TABLE OF CONTENTS

HCVT
HOLTHOUSE | CARLIN | VAN TRIGT LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Intrepid Investment Bankers LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Intrepid Investment Bankers LLC, a Delaware limited liability company (the Company), as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board of the United States of America (PCAOB) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2011.

Holthouse Carlin & Van Trigt LLP

Los Angeles, California
February 26, 2018

Camarillo, CA | Costa Mesa, CA | Encino, CA | Fort Worth, TX | Long Beach, CA | Los Angeles, CA | Park City, UT
Pasadena, CA | Walnut Creek, CA | Westlake Village, CA

INTREPID INVESTMENT BANKERS LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Current assets:	
Cash and cash equivalents	$ 13,983,490
Accounts and other receivables,	
net of allowance for doubtful accounts of $0	525,214
Prepaid expenses	43,020
Total current assets	14,551,724
Property, at cost:	
Computer equipment	292,400
Furniture and office equipment	971,418
Leasehold improvements	3,267,335
Software and website development	134,971
Total property, at cost	4,666,124
Less: accumulated depreciation and amortization	(423,690)
Property, net	4,242,434
Deposits	140,969
Total other assets	140,969
Total assets	$ 18,935,127

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 807,429
Accrued compensation	364,452
Deferred revenue	75,000
Current portion of deferred rent	264,524
Total current liabilities	1,511,405
Long-term liabilities:	
Deferred rent, net of current portion	1,983,926
Total liabilities	3,495,331
Commitments and contingencies (See notes)	
Members' equity	15,439,796
Total liabilities and members' equity	$ 18,935,127

See accompanying notes to financial statements.

INTREPID INVESTMENT BANKERS LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

NOTE 1. ORGANIZATION

Intrepid Investment Bankers LLC (the Company) is a limited liability company organized pursuant to Delaware Limited Liability Company Act. The Company is an investment bank with an emphasis in arranging mergers and acquisitions, raising private institutional capital and providing other financial advisory services. The Company is a licensed broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) under the Securities Exchange Act of 1934.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company uses the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Revenues and expenses are recorded as earned and incurred, respectively.

Operating Agreement

The Operating Agreement has various provisions that determine, among other things, organizational matters, allocation of profits and losses, distributions to members, loans and guarantees, and the rights and duties of the members.

Cash and Cash Equivalents

Cash and cash equivalents consist of amounts on deposit with major financial institutions and highly liquid investments with original maturities of three months or less.

Accounts Receivable, Other Receivables and Allowance for Doubtful Accounts

Accounts receivable are client obligations due under normal trade terms. The Company performs continuing credit evaluations on each customer's financial condition and senior management reviews accounts receivable on a monthly basis to determine if any receivable will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible in the allowance for doubtful accounts. The Company also has other receivables in 2017 totaling $525,214 related to a tenant improvement allowance. These funds were received from the landlord by February 1, 2018.

Bonuses Payable

The Company records incentive compensation for its employees, which is unpaid at December 31, 2017, as bonuses payable, which are included in accrued compensation in the accompanying statement of financial condition. Accrued bonuses are based on scales established by, and discretionary decisions made by the Company's Board of Directors. All bonuses payable are expected to be paid in 2018.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Employee Loans

The Company from time to time makes unsecured, interest-bearing loans to non-member employees. The term of these loans usually range from 1 to 3 years. The Company currently has no loans issued to any employees.

Property

Property is stated at cost. Depreciation expense is calculated on a straight-line basis over the estimated economic useful lives of the assets, which are three to five years. Leasehold improvements will be amortized over the life of the lease (102 months) using a straight-line method staring January 2018.

Income Taxes and Other LLC Fees

The Company is a limited liability company (LLC) treated as a partnership for federal and state income tax purposes and therefore does not incur federal income taxes at the company level. Instead, its earnings and losses are passed through to the members and included in the calculation of the individual members' tax liability.

However, because the Company is an LLC, it is subject to a California fee based on its annual gross receipts. In addition, the Company is required to pay an $800 annual tax to the state of California for the right to conduct business in the state.

The Company has adopted the accounting topic generally accepted in the United States of America for income taxes, which provides guidance for how uncertain income tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company is required to evaluate the income tax positions taken or expected to be taken to determine whether the positions are "more-likely-than-not" to be sustained upon examination by the applicable tax authority. The Company has determined that the application of the accounting topic for income taxes does not impact the operations of the LLC. With few exceptions, the Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2013. There are no examinations currently pending.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Significant items subject to such estimates include the accrual of incentive compensation, the recognition of revenues earned and the collectability of accounts receivable at year-end. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

The Company's cash and cash equivalents are maintained in a single bank account. The Company may have exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant.

NOTE 3. LEASE COMMITMENT

During 2017, the Company entered into a new lease amendment agreement effective January 1, 2018. The lease expires June 2026. The initial monthly rental payments will be $84,921, escalating annually. The Company also received a one-time tenant improvement allowance from the landlord totaling $2,248,450. This will be amortized into rent expense using a straight-line method over the life of the lease (102 months) beginning in January 2018.

Future annual non-cancelable rental commitments are as follows:

For the years ending December 31,	Cash Payments	Straight-Line Rent Expense	Deferred Rent
2018	$ 1,019,047	$ 1,142,019	$ 122,972
2019	1,049,619	1,142,019	92,400
2020	1,081,107	1,142,019	60,912
2021	1,113,540	1,142,019	28,479
2022	1,146,947	1,142,019	(4,928)
Thereafter	4,296,899	3,997,064	(299,835)
Total minimum lease payments	$ 9,707,159	$ 9,707,159	-
Deferred tenant improvement			2,248,450
Total deferred rent			$2,248,450

NOTE 4. 401(k) / PROFIT SHARING PLAN

A 401(k) plan (the Plan) is maintained for the benefit of employees of the Company. The Plan is a defined contribution plan and covers all employees who have met certain qualifications. Under the terms of the plan, employees are allowed to contribute up to the maximum allowed. The Company may make discretionary contributions to the plan based on a percentage of the eligible employees' salaries. A safe harbor contribution of $46,703 was funded on February 5, 2018, for the plan year ended December 31, 2017 and has been included in accounts payable and accrued expenses in the accompanying statement of financial condition (Note 6).